UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

Kiryat Atidim, Building 7, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

Chemomab Therapeutics Ltd. (the “Company”) today announced the results of its annual general shareholders meeting (the “Meeting”), which was held on August 7, 2023 at 4:30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, the following proposals: (i) the re-election of each of Dr. Claude Nicaise and Mr. Neil Cohen as Class II directors, (ii) the amendment of the compensation terms of the Company’s chief executive officer, Dr. Adi Mor, (iii) the amendment of the compensation terms of the non-executive members of the Board of Directors of the Company, and (iv) the approval of the re-appointment of Somekh Chaikin, a member firm of KPMG international, as the Company’s independent registered public accounting firm; all in accordance with the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on July 3, 2023.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-3 (File No. 333-255658) and Form S-8 (File No. 333-259489, and No. 333-266868).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: August 8, 2023	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer